Exhibit 5
Exhibit 5 Opinion re legality Year Ended October 31, 2009

FreedomTree Financial

The FreedomTree Financial Group

Jermaine E. Spence
Chief-Executive Officer
General Counsel - Internal

656 Bellemeade Avenue, NW Suite A
Atlanta, GA 30318
toll-free 877.369.1889
Tel) 770.369.1889
info@freedomtreefinancial.com

January 8, 2010

Prospective Shareholders and members of the Board of Directors
of Spence-Lingo & Company, Ltd.

Ref: Opinion regarding legality

The Chief Executive Officer named on this date as Jermaine E. Spence as is laid forth in the Articles of Incorporation of Spence-Lingo & Company, Ltd. CIK # 0001437765, the "Registrant", is delivering in this document a legal opinion expressing the legality of this issue Common Share Class A.

This Registrant on July 10, 2008 amended its State of Georgia Articles of Incorporation to reflect a total number of shares authorized amount of 1,000,000,000 billion. The amendment was successfully enacted, and the shares of Common Share Class A are duly authorized; all rights reserved with respect to applicable State of Georgia code O.C.G.A. Title 14 Corporations, Partnerships, and Associations.

Furthermore 18,000,000 million of Common Share Class A, printed on stock certificates having Committee on Uniform Security Identification Procedures (CUSIP) number 847856 101, will be deemed registered by the Securities and Exchange Commission, the "Commission", following the effective date and time of the initial Form 10 –General Form for Registration of Securities (10-12B) registration statement filed on June 23, 2008 by way of the Commission's Electronic Data Gathering Analysis and Retrieval "EDGAR" system.

On July 22, 2008 this Registrant, upon the request of the Commission, made an additional substantive 10-12B filing. At the time of that July 22 filing 16,800,000 million of Common Share Class A shares were issued and outstanding, with 16,200,000 million of Common Share Class A (90 percent of the amount to be registered) held at FreedomTree Mutual Funds and Asset Management, LLC, "FreedomTree Asset Management". This amount is defined by Section 16 of the Securities Exchange Act of 1934 as being beneficially owned, and a Form 3 Initial Statement of Beneficial Ownership of Securities and Form 5 Annual Statement of Changes in Beneficial Ownership of Securities were filed with the Commission by FreedomTree Asset Management. FreedomTree Asset Management is lead underwriter and market maker for this Registrant's Common Share Class A equity.

The aforementioned 16,200,000 million shares of Common Share Class A are restricted[1]and not available for transfer until further notice is posted by way of the EDGAR system.

In the preceding January 8, 2010 Annual Report Pursuant to Section 13 From 10-K filing the remaining unrestricted 600,000 shares of Common Share Class A were discussed in greater detail and remained issued and outstanding for a total outstanding and issued amount of 16,800,000.

As of the date of this opinion there are 1,200,000 million shares of Common Share Class A available for purchase. We strongly advise broker/dealer firms, investment advisors and other market players to verify that their transactions involving this Registrant's Common Share Class A are:

Item 1. Registered: FreedomTree Asset Management can be contacted at 877-369-1889. There will be no more than 18,000,000 million shares of Common Share Class A registered until further written notice is made SOLELY from Spence-Lingo & Company, Ltd. CIK # 0001437765 through the EDGAR system.

Item 2. Validly Issued:

(A) No share or shares purchased in the remaining lot of 1,200,000 million of Common Share Class A shall be deemed validly issued or legally issued if this Registrant Spence-Lingo & Company, Ltd did not receive proceeds for the share or shares in the primary market. In clearer terms, this Registrant is due all proceeds from the primary or initial sale of its Common Share Class A offerings, although subsequent resale of that same share or shares does not require additional proceeds to be paid to Spence-Lingo & Company, Ltd. The term 'proceeds' is synonymous with sale price but does not include underwriting fees, brokerage fees, concessions or commissions.

(B) No share or shares purchased in the remaining lot of 1,200,000 million of Common Share Class A shall be deemed validly issued or legally issued if that transaction of share or shares augments the total amount outstanding to be greater than 18,000,000 million. The term 'transaction' is defined for the intents of this document as any present or future standardized and industry-wide numerical method enforced by FreedomTree Stock Transfer and FreedomTree Clearing for recording, reporting and tracing transactions for a particular share and class.

1. SEE Georgia law O.C.G.A. Title 14 Article 2-627

If the two conditions which immediately precede this statement are met (SEE Item 1 Registered and Item 2. Validly Issued), your shares are fully paid and non-assessable.

Item 3. **Fully paid:** Fully paid shares are those certificates bearing the words 'FULLY PAID' which are issued after proper remittances are made to either the Registrant or the respective seller and transferred in written print on the ledgers of Spence-Lingo & Company, Ltd.

Item 4. Non Assessable: Non assessable certificates carry no lingering liability that additional payments to be made to Spence-Lingo & Company, Ltd beyond the primary market/initial sale. No additional levies can be assessed at any future date by the issuer Spence-Lingo & Company, Ltd beyond the primary market/initial sale. Upon resale in the secondary market proceeds are paid to the respective seller.. The term 'levies' shall not include underwriting fees, brokerage fees, concessions or commissions.

Each stock certificate for this Common Share Class A issue will be printed by affiliate and wholly-owned subsidiary FreedomTree Stock Transfer and will contain the signature of the chief-executive officer, notations[2] and the name of the party to which the certificate was issued. A stock certificate exchanged in the secondary market is transferable only if it is returned to FreedomTree Stock Transfer bearing the signature of the selling party.

Please mail all certificates and supporting documentation to:

Post Office Box 4421
Atlanta, Georgia 30302-4421

We strongly advise broker/dealer firms, investment advisors and other market players that participation in the distribution of this issue requires **FULL DISCLOSURE** of **client name and physical mailing address**.

Trading involving the remaining 1,200,000 million Common Share Class A lot will commence once the Commission has granted the registration statement an effectiveness notice. Subsequently, a secondary market will commence once the un-issued shares are sold. We will employ share purchase agreements for off-exchange orders, and preparations are being made to trade on the Over-the-counter Bulletin Board, Tape C.

FreedomTree Asset Management will maintain majority ownership in Spence-Lingo & Company, Ltd.

In addition to matters of registration, transfer and trading and markets, all financial statements presented (SEE Graphics 1,2, 7, 9, 10) in this January 8, 2010 10–K filing are AUDITED. Company bank account statements are available for inspection upon request.

We at Spence-Lingo & Company, Ltd look forward to a great year. Please contact us toll-free at 877-369 1889, at 770 369 1889 if you are calling internationally or email INFO@FreedomTreeFinancial.com.

With All Best Wishes

/s/ Jermaine E. Spence

Jermaine E. Spence
Chief Executive Officer & General Counsel

JES:

Enclosures FORM 10 – K Filed with the Securities and Exchange Commission January 8, 2010
Spence-Lingo & Company, Ltd. CIK # 0001437765

Cc: File

2. Notations shall be interpreted as the Great Seal of The FreedomTree Financial Group and accompanying specifications as is laid forth in the Company's policy manual. All Common Share Class A certificates will carry identical markings.